MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS




SECOND QUARTER RESULTS

Overview

Consolidated net sales of $154.5 million for the second quarter of 1994 increased 5% over the comparable 1993 period. Net earnings of $16.1 million were 3% higher than the second quarter of 1993. Net earnings per common share of $.31 increased 3% from the $.30 reported last year.

Gross margin as a percentage of net sales was 33%, essentially unchanged from the second quarter of 1993. Operating profit of $28.0 million increased 2% from the second quarter of 1993 with all of the increase coming from the specialty process equipment and controls segment.

Specialty Chemicals

The Company's specialty chemicals segment reported sales of $105.4 million representing a 3% decrease from the comparable period in 1993. The decrease was attributable primarily to lower selling prices (2%) and the impact of foreign currency translation (1%).

Domestic dyes sales of $57.4 million were 4% lower than the second quarter of 1993 primarily due to lower selling prices. International dyes sales of $24.0 million were lower by 7% versus the comparable 1993 period with 2% attributable to foreign currency translation and the balance primarily attributable to lower unit volume under a long-term supply agreement. Specialty ingredients sales of $24.0 million rose 4% primarily from increased unit volume. The percentage of sales outside the United States decreased slightly to 24% from 25% in the second quarter of 1993.

Operating profit of $19.6 million for the second quarter of 1994 decreased 9% from the comparable quarter in 1993 primarily attributable to lower selling prices and unit volume, offset in part by lower dye intermediate costs. The percentage of operating profit outside the United States of 19% was unchanged versus the comparable period in 1993.




Specialty Process Equipment and Controls

The Company's specialty process equipment and controls segment reported sales of $49.1 million representing a 26% increase over the second quarter of 1993. Approximately 14% was attributable to the acquisition of Egan Machinery, 8% to unit volume and 4% to pricing. Export sales of $15.1 million were up 9% versus 1993 and accounted for 31% of total segment sales versus 35% for the second quarter of 1993. Operating profit increased 36% to $8.4 million in the second quarter of 1994 primarily as a result of unit volume growth and improved pricing. The order backlog for extruders and related equipment at the end of the second quarter amounted to $58 million compared to $38 million at the end of 1993.

Other

Selling, general and administrative expenses of $22.4 million increased 7% versus the second quarter of 1993 primarily due to the acquisition of Egan Machinery and the impact of inflation. Depreciation and amortization of $3.2 million approximated the level in the second quarter of 1993. Interest expense of $202 thousand decreased 33% from the second quarter of 1993 primarily as a result of lower borrowings. Other income of $91 thousand was lower by $231 thousand (less than 1% of pretax earnings) versus 1993. The Company's effective tax rate of 36.4% was slightly lower than the 37% in the 1993 period.


YEAR-TO-DATE RESULTS

Overview

Consolidated net sales for the first six months of 1994 of $288 million increased 2% from the comparable period in 1993. Net earnings of $28.9 million increased 3% versus the $27.9 million earned in the first half of 1993. Net earnings per common share of $.56 increased 4% versus $.54 reported last year.

Gross margin as a percentage of net sales was 32.5%, unchanged from the comparable 1993 period. Operating profit of $51.0 million increased slightly from $50.3 million in the first half of 1993.







Specialty Chemicals

The Company's specialty chemicals segment reported sales of $201 million representing a decline of 4% versus the first six months of 1993. The decrease was attributable to lower selling prices (2%), lower unit volume (1%) and the impact of foreign currency translation (1%).

Domestic dyes sales of $107.7 million were lower than the first six months of 1993 by 5% due to lower selling prices and weak demand for apparel dyes. International dyes sales of $46.4 million were lower by 6% versus 1993 primarily as a result of foreign currency translation and lower unit volume under a long-term supply agreement. Specialty ingredients sales rose 4% to $46.9 million reflecting increased unit volume. The percentage of sales outside the United States decreased slightly to 24% from 25% for the comparable period in 1993.

Operating profit of $35.7 million for the first six months of 1994 decreased 7% from 1993. Most of the decrease was attributable to lower unit volume and lower pricing, offset in part by lower dye intermediate costs. The percentage of operating profit outside the United States decreased slightly to 19% from 20% in the first half of 1993.

Specialty Process Equipment and Controls

The Company's specialty process equipment and controls segment reported sales of $87 million representing a 19% increase over the first six months of 1993. The sales increase was attributable to the acquisition of Egan Machinery (7%), unit volume growth (8%), and pricing (4%). Export sales of $21.6 million declined 4% from 1993 and accounted for 25% of total segment sales versus 31% in the first six months of 1993. Operating profit of $15.3 million increased 29% versus the comparable 1993 period primarily as a result of unit volume growth and improved pricing.

Other

Selling, general and administrative expenses of $42.2 million increased 3% versus the first six months of 1993 primarily due to the acquisition of Egan Machinery. Depreciation and amortization of $6.4 million increased slightly versus the 1993 period as a result of a higher fixed capital base. Interest expense of $384 thousand decreased 46% as a result of lower borrowings for the six months in 1994 versus 1993.



Other income decreased by $241 thousand (less than 1% of pretax earnings) versus 1993. The Company's effective tax rate of 36.3% was slightly lower than the 37% in the comparable 1993 period.


LIQUIDITY AND CAPITAL RESOURCES

The June 25, 1994 working capital balance of $121.6 million decreased 3% from year-end 1993. The current ratio declined to
1.9 from 2.3 at the end of 1993 primarily as a result of increased short-term borrowings. Days sales in receivables of 53 days increased slightly from 52 days at year-end 1993. Inventory turnover of 3.0 for the first half of 1994 improved slightly from 2.9 at year-end 1993.

Cash flows from operating activities of $9.6 million decreased $6.9 million from the first half of 1993 primarily attributable to increased working capital requirements. Cash provided by operating activities, cash reserves and increased borrowings were used to finance the acquisition of Egan Machinery, fund capital expenditures, pay cash dividends and repurchase 338,300 shares of the Company's common stock. The Company's debt to total capital ratio increased to 13% from 7% at year-end 1993. Capital expenditures are expected to approximate $20 million in 1994 primarily for expansion and improvement of operating facilities in the United States and Europe. Long-term liquidity requirements including such items as capital expenditures and dividends are expected to be financed from operations.


INTERNATIONAL OPERATIONS

The lower U.S. dollar exchange rate at June 25, 1994 versus year-end 1993 for the Belgian Franc and French Franc accounted for the increase of $1.8 million in the accumulated translation adjustment account since year-end 1993. Changes in the balance of this account are primarily a function of fluctuations in exchange rates and do not necessarily reflect either enhancement or impairment of the net asset values or the earnings potential of the Company's foreign operations.

The Company operates manufacturing facilities in Europe which serve primarily the European market. Exchange rate disruptions between the United States and European currencies, and among European currencies, are not expected to have a material effect on year-to-year comparisons of the Company's earnings.



RESEARCH AND DEVELOPMENT

The Company employs about 240 engineers, draftsmen, chemists, and technicians responsible for developing new and improved chemical products, specialty food and pharmaceutical ingredients and process equipment systems for the industries served by the Company. Year-to-year variations in sales of such new products generally are not expected to significantly affect the Company's results versus the prior year. Research and development expenditures totalled $5.6 million for the first half of 1994 compared to $5.5 million in the comparable 1993 period.



ENVIRONMENTAL MATTERS

The Company's manufacturing facilities are subject to various federal, state and local requirements with respect to the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company has been designated, along with others, as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or comparable state statutes, at two waste disposal sites; and two inactive subsidiaries have been designated, along with others, as potentially responsible parties at a total of four other sites.

While the cost of compliance with existing environmental requirements is expected to increase, based on the facts currently known to the Company, management expects that those costs, including the cost to the Company of remedial actions at the waste disposal sites where it has been named a potentially responsible party, will not have a material effect on the Company's liquidity and financial condition and that the cost to the Company of any remedial actions will not be material to the results of the Company's operations in any given year.